September 3, 2010

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	TetriDyn Solutions, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
Filed August 16, 2010
File No. 033-19411-C

Dear Mr. Krikorian:

We received your comments to our Form 10-K for the fiscal year ended December 31, 2009, and our Form 10-Q for the fiscal quarter ended June 30, 2010, by mail on August 30, 2010.  We have provided our responses to your comments below.

Form 10-K for the Fiscal Year ended December 31, 2009

Notes to Consolidated Financial Statements

Note 6 – Variable Interest Entities, page F-14

1.	Comment: We are considering your response to our prior comment numbers 2, 3, and 4.

Response:  Please see the following discussion in regards to our investment in Southfork.

a.
Comment:  Tell us how your accounting for the noncontrolling financial interest of 39.2% ownership interest in SouthFork complies with ASC 323-10-15-6 through 15-11.  Tell us why you believe that the cost method is appropriate accounting for this investment.

Response:  The equity method of accounting is typically appropriate for a company’s investment of over 20% due to the presumed significant influence the investor would have on the investee.  However, ASC-323-10-15-10 provides direction to demonstrate proof of inability to exercise significant influence, which indicates that the cost method of accounting is the appropriate method.  The ASC-323-10-15-10 direction and its applicability to TetriDyn’s investment in Southfork are as follows:

TetriDyn Solutions, Inc.
September 3, 2010

i.
ASC-322-10-15-10 (C) states that proof of inability to exercise significant influence is that the majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

As detailed in our previous response letter, the Southfork board consists of three individuals that represent 54.9% ownership of Southfork (29.67% Johnson Livestock, 18.75% Dr. Scott MacGregor, and 6.48% Five Rivers Cattle Feeding, LLC).  Collectively, these three board members joined together to undermine any influence that TetriDyn had on Southfork regardless of TetriDyn’s 39.2% ownership.  The actions of the three board members included approaching potential investors regarding equity deals that were not approved by myself as president of Southfork.  Even after I directly instructed the three individuals that their actions were not approved and that equity deals were to be handled by me, they continued to interfere with potential investors.  This interference created a situation that constituted impossibility of performance for me to effectively manage and run Southfork – as was stated in my resignation communication to the Southfork board.

Additionally, the three board members explicitly stated that they did not want TetriDyn to have the management and financial control of Southfork and that they wanted me to resign as president and chief executive officer of Southfork.  The three board members used their board and shareholder collective majority to exercise control over the operations and made TetriDyn a minority shareholder that did not have any significant influence.

ii.
ASC-322-10-15-10 (D) states that proof of inability to exercise significant influence is if the investor needs more financial information to apply the equity method than is available, tries to obtain that information, and fails.

As part of TetriDyn’s fiscal year 2009 audit process, I requested the necessary financial and equity information from Southfork that was required to adequately report using the equity method of accounting.  The information was first requested on December 28, 2009 to be delivered by January 20, 2010.  Southfork board members resisted providing the information to us and we did not receive the requested information until we involved legal counsel.  We finally received the information on February 11, 2010.  This resistance to providing financial information continued into the 2010 quarterly audit reviews as well.

iii.	ASC-322-10-15-10 (D) states that proof of inability to exercise significant influence is when the investor tries and fails to obtain representation on the investee’s board of directors.

Please see the response to 1.b below.

TetriDyn Solutions, Inc.
September 3, 2010

b.	Comment: Explain why your directors resigned.

Response:  TetriDyn’s representatives on the SouthFork board of directors resigned because the other three SouthFork directors exerted their majority both on the board and as representatives of the majority shareholders, collectively, to force SouthFork to move in a direction that TetriDyn’s board of directors did not feel was in TetriDyn’s best interest.  Due to the fact that any input from TetriDyn’s perspective would be overridden by the other directors, TetriDyn’s board agreed that its representatives on the SouthFork board should resign and focus their energies on moving TetriDyn forward instead.

c.
Comment:  In this regard, it is unclear to us how you determined that your change in accounting for SouthFork should be recognized as a discontinued operation rather than as a deconsolidation of a subsidiary while you still retain a 39.2% ownership interest.  We refer you to ASC 205-20-S99-1.  Tell us how you considered ASC 810-10-40-4 and ASC 810-10-50-1B.  In addition, if the deconsolidation does not represent a discontinued operation, the gain on loss of control should be presented as a non-operating income.

Response:  According to ASC 205-20-45-1, the results of operations that have been disposed of shall be reported as discontinued operations if the operations and cash flows have been eliminated from the ongoing operations as a result of the disposal and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.  Although Southfork is an operating entity, TetriDyn has had no further involvement in Southfork operations following the amendment to our consulting contract with Southfork.  Southfork has moved forward with their management and engineering work, which TetriDyn has no involvement in.  Given the contentious nature of the relationship between TetriDyn and Southfork’s board of directors, we do not foresee any future involvement with Southfork.

Form 10-Q for the Quarterly Period ended June 30, 2010

Condensed Consolidated Statements of Operations, page 4

2.
Comment:  We note that you present your revenue for the three months ended June 30, 2010 as $0 in your statement of operations.  On page 11, you disclose that revenue was $110,736 for this three month period.  Please advise or revise accordingly.

Response:  The $0 in our statement of operations was a result of an EDGARization conversion error.  As you will note, the calculations in the statement of operations result in values as if $110,736 had been listed as the revenue instead of $0.  For clarification, the cost of revenue was $45,319 and the gross profit was $65,417, indicating that the revenue should have been listed as $110,736.  We will amend the form 10-Q for the quarterly period ended June 30, 2010 to provide this correction to our statement of operations.

TetriDyn Solutions, Inc.
September 3, 2010

Item 4T:  Controls and Procedures, page 15

3.
Comment:  We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance…”  If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238m available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.  Similar concerns apply to your disclosure on page 15 in your Form 10-Q for the quarterly period ended March 31, 2010.

Response:  We will amend the forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 to add the following sentence to the end of the last paragraph under Item 4T: Controls and Procedures:

However, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures provide reasonable assurance of achieving their objective.

In responding to your comments, we acknowledge the following:

•	TetriDyn is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TetriDyn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions.

Sincerely,

/s/ David W. Hempstead

David W. Hempstead
President and Chief Executive Officer